Exhibit 1

RECENT DEVELOPMENTS

The information contained in this section replaces the information about Uruguay corresponding to the headings below that are contained in Exhibit 99.D to Uruguay’s annual report on Form 18-K for the fiscal year ended December 31, 2022.

ENVIRONMENTAL, SOCIAL & GOVERNANCE MATTERS

Environmental Matters

Sovereign Sustainable finance

In September 2022, the Republic published its Sovereign Sustainability-Linked Bond Framework (such bond, the “SSLB” and such framework, the “SSLB Framework”), reinforcing the Republic’s strong commitment to environmental sustainability. The SSLB Framework has been developed to be aligned with best sustainable practices, including the International Capital Market Association’s Sustainability-Linked Bond Principles published in June 2020.

Uruguay’s SSLB Framework describes Uruguay’s sustainability strategy and policy priorities and sets out goals with respect to two KPIs: (i) one KPI relates to aggregate GHG emissions intensity (expressed in CO2eq per real GDP unit) (“KPI-1”), and (ii) the other KPI relates to preservation of Uruguay’s native forest area (“KPI-2”). Each key performance indicator has a related SPT, which includes events that must be achieved by certain date or dates. The SPT for KPI-1 comprises two goals: (i) achieving a reduction of at least 50% in aggregate GHG emissions, expressed in CO2eq per real GDP unit, by 2025 (the “Observation Year”) compared to 1990 (“SPT-1.1”), and (ii) achieving a reduction of more than 52% in aggregate GHG emissions, expressed in CO2eq per real GDP unit, by the Observation Year compared to 1990 (“SPT-1.2”). The sustainability performance target for KPI-2 also comprises two events: (i) maintaining at least 100% of the native forest area (the “Native Forest Area”) covering Uruguay’s territory by the Observation Year compared to 2012 (“SPT-2.1”), and (ii) achieving an increase of more than 3% in the Native Forest Area by the Observation Year compared to 2012 (“SPT-2.2”).

The SSLB Framework’s SPTs are aligned with Uruguay’s first nationally determined contribution (“NDC”) under the Paris Agreement. Further, the methodologies used to calculate the performance of KPI-1 will be consistent with the methodologies employed by Uruguay to report NDC progress data to the United Nations. KPI-1 aggregates the three main GHG (CO2, CH4 and N2O) and the main sectors contributing emissions for each GHG, as defined in Uruguay’s 2017 NDC. The data to measure the evolution of the aggregate gross GHG emissions will be generated by a working group that is also in charge of estimating, monitoring and reporting the National Green House Gases Inventory (the “NGHGI”), within the framework of Uruguay’s National Response System to Climate Change and Variability (the “SNRCC” and such working group, the “NGHGI Working Group”). The NGHGI Working Group will provide an estimate of the quantities of gross GHG emitted in Uruguay, following the 2006 IPCC Guidelines or subsequent version or refinement of such guidelines as agreed by the Conference of the Parties serving as the meeting of the parties to the Paris Agreement (the “CMA”), as well as methods developed by Uruguay consistent with such guidance. Based on the generated data, the NGHGI Working Group will prepare a report annually (each such report, an “Annual Emissions Report”).

Regarding KPI-2, the data will be collected by the General Forestry Directorate of Uruguay’s Ministry of Livestock, Agriculture and Fisheries (the “GFD”), which will conduct a satellite-imaging mapping of Uruguay’s Native Forest Area corresponding to the years 2021, 2025, 2029 and 2033. Such mapping will be based on the application of remote-sensing techniques, following the methodologies outlined in the 2006 IPCC Guidelines and the guidelines published in 2003 by the IPCC on good practice for land use, land-use change and forestry (the “2003 IPCC Good Practice Guidance”). For the years for which no satellite-mapping will be conducted, the GFD will provide an interim update on the actions, policies, regulations and/or changes in the normative framework destined to the promotion and conservation of the Native Forest. Based on the generated data and interim updates, the GFD will prepare a report annually (each such report, a “Native Forest Report”).

Following the preparation of the Annual Emissions Report and Native Forest Report, the Programming, Monitoring, Reporting and Verification group within the framework of Uruguay’s National Response System to Climate Change and Variability (the “pMRV Working Group”) will calculate (i) KPI-1, using the information in the Annual Emissions Report and real GDP data provided by the Ministry of Economy and Finance based on national accounts data published by the Central Bank of Uruguay and comparing it to the aggregate gross GHG emissions per real GDP unit by 1990, and (ii) KPI-2, using the information in the most recent Native Forest Report and comparing to the existing 849,960 hectares of Native Forest Area as of 2012, in each case, for the relevant year, and produce a report including such calculations (each such report, a “KPIs Report”).

In addition, the methodologies employed to prepare the Annual Emissions Reports, Native Forest Reports and KPIs Reports will be verified by the United Nations Development Program (“UNDP”) based on information provided by Uruguay. UNDP will not assume any responsibility arising from or related to the impact that its review may have on the terms and conditions of any bonds issued pursuant to the SSLB Framework.

Pursuant to the SSLB Framework, Uruguay has committed to publish on the Ministry of Economy and Finance’s website, by May 31 of each year, a report summarizing the information contained in the most recent KPIs Report (each such report, an “SSLB Annual Report”), which will be prepared by an inter-ministerial working group (the “SSLB Working Group”). In particular, each SSLB Annual Report will contain a qualitative and/or quantitative explanation of the main factors driving the evolution of the KPIs during the year before the immediately prior year (i.e., there would be a lag of approximately one year and five months between the end of the observation year and the reporting date); provided, however, that with regards to KPI-2, only the SSLB Annual Reports to be published by May 31, 2023, 2027, 2031 and 2035 will describe the evolution of such KPI, as such years correspond to the publication of information for the years 2021, 2025, 2029 and 2033, which are the years for which the GFD will conduct a satellite-imaging mapping of Uruguay’s Native Forest Area.

The result of the external verifications will be included in an annual report (each such report, an “External Verification Report”) to be published by UNDP on or about May 31 of the year following the immediately following year (i.e., there would be a lag of approximately one year and five months between the end of the observation year and the reporting date). In line with the above description, only the External Verification Reports to be published on May 31, 2023, 2027, 2031 and 2035 will include a verification of the process for calculating KPI-2.

In particular, Uruguay’s intention to publish annual, externally verified GHG data with a lag of approximately one year and five months from the end of the observation year enhances the current reporting and peer-reviewed verification process applicable to Uruguay as established under the requirements of the United Nations Framework Convention for Climate Change’s (“UNFCCC”), which require –for non-Annex 1 countries such as Uruguay– biannual reporting and generally involves a total lag of 3.5 years between the end of the observation year and when the final reported and verified data is available.

In the legal documentation of any bond issued pursuant to the SSLB Framework, Uruguay will provide for contingent financial implications, such as changes in the interest rate paid on the bond, depending on whether Uruguay exceeds, meets, or fails to meet, the applicable event or events included in the sustainability performance targets. Uruguay expects to publish the information about its performance on the key performance indicators and related verification on the Ministry of Economy and Finance’s website.

In October 2022, Uruguay issued a US$1.5 billion 5.750% Sustainability-linked Bond maturing in 2034 (the “SLB Bond due 2034”). Through a step-up/step-down interest rate structure, the SLB directly links its financial characteristics to the achievement of, or failure to achieve, climate and nature conservation performance targets, aligned with Uruguay’s Paris Agreement commitments. In particular, a failure to meet Uruguay’s NDC targets by 2025 will trigger a nominal step-up of 15 basis points per SPT to the SLB coupon and an over-performance of the country’s NDC targets by 2025 will trigger a nominal step-down of 15 basis points of the SLB coupon per SPT. Through the utilization of this symmetric pricing structure, Uruguay aligns its national financial strategy with its sustainability efforts.

On May 31, 2023, Uruguay published on the Ministry of Economy and Finance’s website an SSLB Annual Report summarizing the latest evolution of the two KPIs included in the SLB Bond due 2034. Such SSLB Annual Report provides detailed quantitative and qualitative information to allow investors and other stakeholders to track Uruguay’s progress towards its SPTs, monitor their level of ambition, and assess the Republic’s contribution to global climate efforts.

According to such SSLB Annual Report, by 2021, KPI-1 achieved a 41% reduction in the intensity of aggregate gross GHG emissions per real GDP unit, with respect to 1990 levels. Compared to 2019, the latest data available, KPI-1 retreated 7 percentage points (from a 48% reduction). This is explained by a 10.7% increase in aggregate gross GHG emissions between 2019 and 2021 and a cumulative contraction of 1.3% in real GDP over the same period. Regarding carbon emissions, the key drivers were a significant increase during 2021 in (i) exported electricity to the region, given the droughts experienced in Argentina and Brazil, that were sourced with fossil fuels (leading to higher carbon dioxide emissions) and (ii) the use of synthetic nitrogen fertilizers tied to the strong expansion in the cultivated crop area of wheat, rapeseed, barley, corn, and rice in the country (resulting in higher levels of nitrous oxide emissions). With regards to real GDP, growth in 2021 bounced back to 5.3%, but did not fully recover from the pandemic-induced contraction in 2020 (6.3%). As a result, real GDP in 2021 remained 1.3% below its 2019 pre-pandemic level. All factors considered, the most recent KPI-1 value is currently 9 percentage points short of SPT 1.1 set for 2025.

Further, KPI-2, reached a 100% maintenance of native forest area in 2021, with respect to 2012. Compared to 2016, the most recent cartography available, measured native forest area increased 11,832 ha. (approximately 1.4%). This was mostly explained by natural regeneration, increased coverage, and restoration plans. In particular, native forest cover in Uruguay has increased in areas with low agricultural pressure such as the highlands. Expanding the native forest area has helped protect water resources, reverse environmental degradation, and support biodiversity, while yielding benefits of greater carbon sequestration in the aboveground biomass as well as in forest soil carbon. All factors considered, the most recent KPI-2 value suggests that Uruguay is on track to reach the target outlined in SPT 2.1 by 2025. The time series and underlying data for both KPIs between 1990 and 2021, can be found in the “Open-Source Database” published in Uruguay’s SSLB website, which is not incorporated by reference herein.

In addition, on May 31, 2023, the UNDP published its External Verification Report on each KPI reported through 2021. The External Verification Report concludes that the reported values for KPI-1 and KPI-2 follow the 2006 IPCC Guidelines and the relevant provisions of the Methods and Guidance of the Global Forest Observations Initiative, respectively. Further, the External Verification Report also states that the data and information used by Uruguay comply with the quality principles in terms of transparency, accuracy, consistency, comparability, and completeness established by the IPCC.

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